EXHIBIT 99.7.1

Supplemental Description of Transactions in the Shares that were Effected During the Past 60 Days - OFI

The identity of the person who effected the transaction, trading dates, number of shares of Common Stock sold and the price per share for all transactions in the shares of Common Stock within the last 60 days, which were all brokered transactions, are set forth on Exhibit 99.7 to the Initial Statement or are set forth below:

	Trade Date	Shares	Price Per Share
OFI, on behalf of an advisory client	3/5/07	721	17.60
“	3/8/07	261	19.32
“	3/8/07	267	19.29
“	3/8/07	120	19.72
“	3/8/07	5	19.30
“	3/12/07	20	20.40
“	3/12/07	187	19.86
“	3/12/07	36	20.31